Exhibit (a)(1)(ix)

		2018	2019	2020	2021	2022	2023
Operations
Methanol Production Days	days	350	323	348	347	347	323
Capacity Efficiency	%	98%	99%	99%	99%	99%	99%
Ammonia Production Days	days	337	323	348	347	347	323
Capacity Efficiency	%	98%	99%	99%	99%	99%	99%
Sales Volume
Methanol	kt	865	808	859	859	859	808
Ammonia	kt	310	331	333	333	333	331
Pricing
Contract Price - Methanol	$/ton	473	433	409	426	444	458
Contract Price - Ammonia	$/ton	284	297	324	350	366	379
Natural Gas Price	$/mmbtu	3.14	2.90	2.72	2.70	2.73	2.79
Net Sales Price - Methanol	$/ton	387	352	326	338	353	364
Net Sales Price - Ammonia	$/ton	262	263	293	317	334	348
Summary Financials
Methanol Sales	$mm	335	284	280	290	303	294
Ammonia Sales	$mm	81	87	98	106	111	115

Total Sales	$mm	416	371	378	396	414	410
COGS	$mm	(154)	(140)	(138)	(137)	(139)	(135)
Fixed & Other Expenses	$mm	(47)	(52)	(50)	(51)	(51)	(59)
SG&A	$mm	(17)	(15)	(16)	(16)	(16)	(17)

EBITDA	$mm	197	164	174	192	208	199
Debt Service	$mm	(43)	(35)	(35)	(35)	(34)	(34)
Capex	$mm	(8)	(4)	(4)	(2)	(3)	(2)
Reserve for Turnarounds	$mm	(6)	(6)	(6)	(6)	(6)	(6)
Taxes	$mm	(1)	(1)	(1)	(1)	(2)	(2)
Reserve for Working Capital	$mm	(9)	(8)	(8)	(8)	(8)	(8)
Rounding	$mm	0	0	0	0	0	0

Cash Available for Distribution	$mm	130	110	119	140	155	146
$/Unit Distribution	$/unit	$1.49	$1.26	$1.37	$1.61	$1.78	$1.68

Notes:

•	Capacity Efficiency reflects operating rate during normal operations; assumes capacity of 2,513 mtpd for methanol and 975 mtpd for ammonia

•	Run-rate production days assumes roughly 18 days of unplanned shutdown per year; an additional 24 days assumed for turnaround years (2019 & 2023)

•	Commodity contract prices based on averages from consultants and natural gas forwards of HSC from Argus forecasts

•	For calculation of distributable cash flow, we assume $2mm per quarter reserved for working capital requirements to allow for distributions while maintaining acceptable minimum cash balances